 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion St, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached hereto is a copy of the Registrant’s press release dated May 11, 2011, reporting the results for the three months ended March 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: May 11, 2011	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Reports Financial Results for First Quarter 2011

Revenues of $7.2 Million, a 36% Increase Year-over-Year;
Net Income of $0.74 Million, a 167% Increase Year-over-Year;
The Company Increases Guidance to 20% to 25% for Organic Revenues and Profitability

Tel Aviv, Israel – May 11, 2011 - Top Image Systems™, Ltd. (TIS™) (Nasdaq: TISA; TASE: TISA) the leading ECM (Enterprise Content Management) solutions provider, today announced its financial results for the first quarter ended March 31, 2011.

First Quarter Highlights

•	Revenues of $7.2 million, compared to $5.3 million, a 36% increase;
•
Net income of $0.74 million, or $0.07 per diluted share, compared to a loss of $1.1 million, or ($0.12) per diluted share, an increase of 167%. On a non-GAAP basis, net income of  $1.09 million, up from $0.26 million;

•	Operating income of $1.01 million, an increase of $0.66 million compared to last year; Non-GAAP operating income of $1.03 million, compared to $0.45 million in the first quarter of 2010;
•	Ninth consecutive quarter of operational profit;
•	Adjusted EBITDA of $1.16 million; increased from 7% to 16% of revenues;
•	Positive cash flow from operations of $2.4 million, compared to $0.2 million for the same quarter in 2010;

Commenting on the first quarter results, Dr. Ido Schechter, CEO of TIS said, “This quarter we saw significant progress in our new growth areas – our Business Banking Unit and Global Partner Program. As previously announced, in April, we exhibited at the 12th Annual Asian Banker Summit in Hong Kong where we saw great receptivity to our technology. In addition, we are expanding our partner network and look forward to announcing new customer wins in the months ahead.”

He continued, “While executing on our growth strategy we presented our 9th consecutive quarter of operation profit.  In addition, during the first quarter we recognized a net profit on a GAAP basis and achieved significant positive cash flow from operations of $2.4 million.  We are committed to staying focused on our plan and to continuing to deliver superior financial results.  Given our success in the first quarter, we are increasing our guidance to 20% to 25% for organic revenues and profitability from our initial 2011 guidance range of 17% to 23%.”

First Quarter 2011 Results

Revenues for the first quarter of 2011 were $7.2 million, compared to $5.3 million for the first quarter of 2010. Product revenues were $4.2 million as compared to $2.4 million in the same period of 2010. Service revenues were $3.0 million as compared to $2.9 million for the first quarter of 2010. Adjusted EBITDA for the first quarter of 2011 was $1.16 million, compared to $0.36 million in the first quarter of 2010.  As a percentage of revenues, Adjusted EBITDA margin increased to 16% from 7% for the same period in 2010.

Non-GAAP net income for the first quarter of 2011 totaled $1.09 million, or $0.10 per diluted share, compared to non-GAAP net income of $0.26 million for the first quarter of 2010, or $0.03 per diluted share. Non-GAAP operating income was $1.03 million for the first quarter of 2011, compared to $0.45 million in the prior year period.

TIS had a net income on a GAAP basis of $0.74 million, or a gain of $0.07 per diluted share, for the first quarter of 2011 compared to a GAAP net loss of $1.1 million, or a loss of $0.12 per diluted share, for the first quarter of 2010.  GAAP operating income was $1.01 million for the first quarter of 2011, compared to $0.36 million for the same period in 2010.

Non-GAAP financial measures

Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of GAAP to Non-GAAP Results”. The release includes non-GAAP financial measures, including, Adjusted EBITDA (which excludes interest expenses, taxes on income, depreciation and amortization expenses, non cash stock-based compensation expenses and changes in fair value of convertible debentures), Adjusted EBITDA Margin (determined by dividing Adjusted EBITDA by revenues), and Non-GAAP Net Income (which excludes depreciation and amortization expenses, non cash stock-based compensation expenses and changes in fair value of convertible debentures).

The presentation of these non-GAAP financial measures should be considered in addition to TIS's GAAP results provided in the attached financial statements for the three mounts ended March 31, 2011 which include a reconciliation of each non-GAAP financial measure to its most directly comparable GAAP financial measure, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. TIS's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains that may not be indicative of TIS's core business operating results. TIS believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS's performance. These non-GAAP financial measures also facilitate comparisons to TIS's historical performance and its competitors' operating results. TIS's includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

Conference Call

The Company will be holding a conference call today, May 11, 2011, at 10:00am ET (7:00am Pacific Time, 5:00pm Israel Time) to review the first quarter of 2011 results.

Dr. Ido Schechter, CEO of TIS, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 5 minutes before the conference call commences.

US Dial-in Number: 1-888-668-9141
ISRAEL Dial-in Number: 03 9180609
INTERNATIONAL Dial-in Number: +972 3 9180609

At:
10:00am Eastern Time
7:00am Pacific Time
5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems' website at: www.topimagesystems.com

About Top Image Systems

Top Image Systems™ (TIS™) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

Company Contact

Dana Rubin
Director of Corporate Marketing and Investor Relations
dana.rubin@topimagesystems.com
+972 37679114

KCSA Strategic Communications
Marybeth Csaby / Phil Carlson
212-896-1276 / 1233
mcsaby@kcsa.com / pcarlson@kcsa.com

Tables to Follow

# # # # #

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	March 31, 2011	December 31, 2010
	In thousands
	Unaudited	Audited

Assets

Current assets:
Cash and cash equivalents	$4,101	$1,763
Restricted cash	276	241
Trade receivables and Unbilled receivables, net	4,145	4,701
Other receivable and prepaid expenses	778	539

Total current assets	9,300	7,244

Long term assets:
Severance pay funds	1,310	1,228
Long-term deposits and long-term assets	150	179
Property and equipment, net	478	448
Intangible assets, net	46	55
Goodwill	6,056	5,870

Total long-term assets	8,040	7,780

Total assets	$17,340	$15,024

Liabilities and Shareholders' Equity

Current liabilities:
Current maturity of convertible debentures	$1,626	$1,521
Trade payables	496	310
Deferred revenues	2,315	1,659
Accrued expenses and other accounts payable	1,909	1,992

Total current liabilities	6,346	5,482

Long-term liabilities:
Convertible debentures	4,051	3,804
Accrued severance pay	1,549	1,446

Total long-term liabilities	5,600	5,250

Total liabilities	11,946	10,732

Shareholders' equity	5,394	4,292

Total liabilities and shareholders' equity	$17,340	$15,024

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended
	March 31,	March 31,
	2011	2010
	In thousands, except per share data
	Unaudited

Revenues	$7,158	$5,279

Cost of revenues	2,702	2,031

Gross profit	4,456	3,248

Expenses

Research and development costs	491	413
Selling and marketing	1,729	1,471
General and administrative	1,222	1,008

	3,442	2,892

Operating income	1,014	356

Financing expenses, net	(276)	(1,451)

Income (loss) before taxes on income	738	(1,095)

Taxes on Income	(1)	(6)

Net income (loss) for the period	$737	$(1,101)

Earnings per Share

Basic earning (loss) per share	$0.08	$(0.12)

Weighted average number of shares used in computation of basic net income (loss) per share	9,401	9,355

Diluted earning (loss) per share	$0.07	$(0.12)
Weighted average number of shares used in computation of diluted net earnings (loss) per share	10,493	9,355

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended
	March 31,	March 31,
	2011	2010
	In thousands, except per share data

GAAP operating income	$1,014	$356
Stock-based compensation expenses	-	79
Amortization of intangible assets related to acquisition	11	11
Non- GAAP operating income	$1,025	$446

Net income (loss) for the period	$737	$(1,101)
Stock-based compensation expenses	-	79
Amortization of intangible assets related to acquisition	11	11
Change In Fair Value of Convertible Debentures	346	1,266
Non-GAAP Net income	$1,094	$255

Non-GAAP Net income used for basic earnings per share	1,094	255
Intrest expenses on convertible debentures used as diluted adjustment	5	32
Non-GAAP Net income used for diluted earnings per share	$1,099	$287

Shares used in diluted earnings per share calculation	10,493	11,172
Non-GAAP diluted earnings per share	$0.10	$0.03

Reconciliation of Net Income to Adjusted EBITDA:

Net income (loss) for the period	$737	$(1,101)

Interest Expenses	5	32
Taxes on Income	1	6
Depreciation and amortization expenses	68	77
Non Cash Stock-based compensation expenses	-	79
Change In Fair Value of Convertible Debentures	346	1,266

Adjusted EBITDA	$1,157	$359

Adjusted EBITDA Margin	16%	7%

Reconciliation of operating Income to Adjusted EBITDA:

Operating income	$1,014	$356
Non Cash Stock-based compensation expenses	-	79
Other Financing income (expenses)	75	(153)
Depreciation and amortization expenses	68	77

Adjusted EBITDA	$1,157	$359